P&O
Established 1837

The Peninsular and Oriental
Steam Navigation Company
79 Pall Mall
London SW1Y 5EJ

Telephone (020) 7930 4343
Facsimile (020) 7839 9338

Head Office 79 Pall Mall
London SW1Y 5EJ England

Incorporated by Royal Charter
with limited liability
Company number Z73

02 DEC 12 AM 10: 25

21 November 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-6), 450 Fifth Street
Washington
D.C. 20549
USA

02069025

82-2083

SUPPL

Dear Sirs

Board Responsibilities

I enclose a copy of a press release sent to the London Stock Exchange in accordance with our 12g3-2(h) exemption from the Securities Exchange Act of 1934 in connection with our ADR program.

Yours faithfully

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Sandra Scott
Deputy Company Secretary

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20 November 2002

P&O BOARD RESPONSIBILITIES

Following the earlier announcement that Graeme Dunlop is to retire from the P&O Board at the end of the year, responsibility for health, safety, welfare and the environment, together with corporate social responsibility, will transfer to Peter Smith, Director, Communications and Strategy, as from Monday 2 December. Michael Gradon, Director, Commercial and Legal Affairs, will also become the P&O Board member responsible for corporate risk, including internal audit and insurance with immediate effect.

Further information: Lucy Garson, Corporate Communications Executive, P&O
Tel: 020 7321 4578
(ends)